PEAK INTERNATIONAL LIMITED

38507 Cherry Street

Unit G

Newark, CA 94560

Tel (510) 449-0100	Fax: (510) 449-0102

January 30, 2006

VIA ELECTRONIC TRANSMISSION

Mr. Rufus Decker

Branch Chief

United States Securities and Exchange Commission

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	Peak International Limited (File Number 000-29332)
Form 10-K for the fiscal year ending March 31, 2005 and Forms 10-Q for the fiscal quarters ending June 30, 2005 and September 30, 2005

Ladies and Gentlemen:

On behalf of Peak International Limited (the “Company”) this is a response to the staff (the “Staff”) of the Securities and Exchange Commission’s letter of January 17, 2006. We understand and agree with the Commission’s efforts to assist filers in their efforts to comply with the applicable disclosure requirements and hope that the Commission will accept our response to your letter as our best efforts to comply with the Staff’s comments and suggestions.

As requested, our references parallel your letter and any abbreviations used in this letter coincide with those used in the Form 10-K or applicable Form 10-Q.

Form 10-K for the year ended March 31, 2005

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response: Noted.

Mr. Rufus Decker

United States Securities and

    Exchange Commission

January 30, 2006

Item 9A – Controls and Procedures, page 33

2.	We have reviewed your response to comment 4. Your main production facility in Shenzhen is operated pursuant to a processing agreement with an unaffiliated PRC company. While you do not believe that you are legally obligated to pay such amounts, you have elected to voluntarily make payments related to taxes and social insurance contributions for the factory’s workers. You state that you account for the processing agreement in accordance with your rights and obligations pursuant to agreement as well as practices that have evolved over time. It remains unclear how you account for the processing agreement in light of your rights and obligations as well as practices that have evolved over time. Please provide us with a comprehensive explanation as to how you account for this factory and processing agreement. Please clarify what amounts aside from the $1.3 million previously disclosed are reflected in your financial statements related to the factory and processing agreement. Please also discuss what consideration was given to FIN 46(R).

Response: We consider, in accordance with FIN46(R), whether our processing agreement, which is a service contract with a hired service provider other than the entity’s decision maker, is or is not a variable interest. We have concluded that, in accordance with FIN 46(R), the processing agreement is not a variable interest because:

a.	The processing fee is compensation for services provided and is commensurate with the level of effort required to provide those services.

b.	The processing fee is substantially at or above the same level of seniority as other operating liabilities of the factory that arise in the normal course of the factory’s activities, such as trade payables.

c.	The processing agreement is subject to cancellation provisions that are customary for such contracts and there are service providers that are qualified to replace our processing partner.

In accordance with the processing agreement:

a.	We provide our processing partner with machinery, equipment and fittings required for manufacturing our products. These assets belong to us and not the factory.

b.	We provide our processing partner with raw materials, assessorial materials and packaging materials. These materials belong to us and not the factory.

Mr. Rufus Decker

United States Securities and

    Exchange Commission

January 30, 2006

c.	We pay a processing fee for production of our products at the factory, which covers the following:

•	Salaries of the factory workers.

•	Various taxes to be paid by our processing partner.

•	Amounts to be paid by our processing partner for various social insurance.

•	Management fees of our processing partner for managing the factory workers.

•	Daily financial and accounting fees of our processing partner.

•	Bank formalities fee and any other daily administration fees of our processing partner.

•	Any expenses incurred by our processing partner for providing labor safety products to factory workers.

•	Any other fees of our processing partner and the factory’s workers.

•	Fees for water and power.

•	Fees for transportation, insurance, foreign trade formalities and port fees.

•	Amounts paid for overtime for factory workers.

•	Other expenses of us and our staff.

The total amount of the above costs incurred for the fiscal year ended March 31, 2005 was approximately $20 million. This was accounted for as cost of goods sold in our consolidated financial statements.

3.	We have reviewed your response to comment 5. Your current disclosure states that your chief executive officer and chief financial officer have concluded that, “subject to the limitations noted above,” your disclosure controls and procedures were effective. It is not clear what limitations are being referred to in your disclosure. Also, you should not state that your disclosure controls and procedures are effective subject to limitations. See Question 5 of our Frequently Asked Questions on Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act

Mr. Rufus Decker

United States Securities and

    Exchange Commission

January 30, 2006

Periodic Reports dated October 6, 2004. Please amend your Form 10-K for the year ended March 31, 2005 to state in clear and unqualified language the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures as of March 31, 2005.

Response: The Registrant respectfully submits that the identified language – “subject to the limitations noted above” – does not relate back to a known deficiency, but merely relates back to the objectives of disclosure controls. In order to avoid any perceived uncertainty with the conclusions of the chief executive and chief financial officers, the Registrant proposes to revise its disclosure for Item 9A, related to the evaluation of the Registrant’s disclosure controls and procedures, as follows and will file an amendment to its Form 10-K for the fiscal year ended March 31, 2005, promptly following the filing of this letter:

“(a) Evaluation of disclosure controls and procedures. We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.”

Note 21 – Segment Information, page F-22

4.	We have reviewed your response to comment 11. Your disclosure under Item 1 (Business) indicates that you serve two different and distinct markets and that you

Mr. Rufus Decker

United States Securities and

    Exchange Commission

January 30, 2006

provide a broad range of products. Given this, it is unclear how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources on a consolidated basis. Please provide us with the following additional information:

•	Tell us specifically who your chief operating decision maker is and how you determined this based on paragraph 12 of SFAS 131; and

•	Provide us with a copy of the reports provided to the chief operating decision maker on a regular basis to assess performance and make decisions regarding the allocation of resources.

Response: The Registrant respectfully notes that its has determined that its has one operating segment in accordance with paragraph 10 of SFAS 131 because our products share the same customers, suppliers, raw materials, plant, machinery and equipment. Moreover, our organization is separated in accordance to function and not segmented in accordance to product. For example, we have one production facility managed by one General Manager who is responsible for the production of all our products and one Sales Director who is responsible for the global sales of all our products. Therefore, the whole organization can be considered as one integrated segment. Nevertheless, if we were to apply paragraph 12 of SFAS 131 notwithstanding the fact that it relates to the allocation of resources and the assessment of the performance of the segments of an enterprise, while we have only one operating segment, our chief operating decision maker for the allocation of resources for our production comprises our:

•	Chairman of the Board and Chief Executive Officer; and

•	President and Chief Operating Officer

Both the above officers share the responsibility of allocating resources for our production and assessing performance of the company, and therefore are considered to jointly function as our chief operating decision maker.

Attached as Annex A is a sample of the “Master Production Schedule” that our chief operating decision maker uses on a weekly basis to assess performance and make decisions regarding the allocation of resources for the production and shipment of all our products. The variables that our chief operating decision maker assesses, which are contained in the “Master Production Schedule”, are:

•	Production plan against sales orders confirmed.

•	Production plan against loading forecast from Customer Service.

Mr. Rufus Decker

United States Securities and

    Exchange Commission

January 30, 2006

•	Shipping plan against sales orders confirmed.

•	Shipping plan against loading forecast from Customer Service.

The above variables are used to allocate these non-variables, which are shared across all our products:

•	Material cost.

•	Labor cost.

•	Manufacturing overhead.

5.	We have reviewed your response to comment 12. It remains unclear how you determined that all of your products are similar and can be classified in one category. Please tell us the specific factors that you considered in determining that all of your products discussed beginning on page 5 under Products and Production Processes are similar.

Response: Our products, discussed beginning on page 5 under Products and Production Processes, have been classified into three product categories, namely, Tray Products, Tape-and-Reel Products, and Tube Products (in March 2005, we stopped the production and sale of shipping tubes and exited the tube business). The specific factors that we considered in determining that all of our products are similar are:

•	All of our products perform the same functions: to store and protect semiconductor and similar electronic devices.

•	Many of our major customers have purchased products in all the three product categories from us.

•	Products in all the three product categories are manufactured in the same factory, and are made of plastic, which is formed in a mold designed and manufactured in the same factory and packaged and distributed in the same factory.

•	Some of the raw materials used by the products in all the categories are the same or similarly derived, and/or are purchased from the same suppliers.

Mr. Rufus Decker

United States Securities and

    Exchange Commission

January 30, 2006

Form 10-Q for the period ended September 30, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

6.	We have reviewed your response to comment 14. In your response to the decrease in gross profit of $5,766,000 from $8,118,000 for the six months ended September 30, 2004 to $2,353,000 for the six months ended September 30, 2005 you have only partially explained the reasons for the decrease in gross profit. The explanation appears to represent approximately $2,200,000 of the decrease in gross profit of $5,766,000 with $2,000,000 of the decrease attributed to a PRC investigation accrual and approximately $200,000 due to the decline in revenues of $2,540,000 based on their gross margin of 7.3%. Please provide a comprehensive discussion of the reasons for the decrease in gross margin for the six months ended September 30, 2005.

Response: The Registrant respectfully submits that in our previous response, we explained that the gross profit for the six months ended September 30, 2005 included severance payments of $0.4 million (adverse impact), the accrual of unpaid income and other taxes and interest for certain former employees stationed at or employed by the factory amounting to $2.0 million (adverse impact), and the successful recycling of $0.2 million of materials, the cost of which had been recognized in a prior period (positive impact).

In addition to the above, higher materials usage and labor costs as a result of changes in product mix, cost of raw materials and labor overtime resulted in an adverse impact of $2.1 million for the six months ended September 30, 2005. The gross profit for the same period was also adversely impacted by the fee for the Company’s PRC tax advisor of $0.2 million, the write-off of leasehold improvement on expiration of leased warehouse of $0.1 million, and a net increase in provision for slow-moving inventory of $0.3 million. There was also a loss of gross profit of $0.8 million because of reduced sales in the six months ended September 30, 2005.

*****

In connection with the foregoing response, Peak acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Rufus Decker

United States Securities and

    Exchange Commission

January 30, 2006

Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (510) 449-0100. Comments can also be sent via facsimile at (510) 449-0102.

Yours truly,

/s/ Katie Fung
Katie Fung
Chief Financial Officer

cc:	Gus Rodriguez, Staff Accountant
Nudrat Salik, Staff Accountant

Calvin Reed

Jack Menache, Esq.

ANNEX A

SAMPLE MASTER PRODUCTION SCHEDULE

Executive Summary Page

Currency: USD

Factory Production Schedule

Jan 06									Feb 06			Mar 06			Q4			Q3
Product	Unit	ASP USD	Sales Order Confirmed	Production Plan		MTD Actual		MTD Performance	Loading Forecast From CS	Production Plan		Loading Forecast From CS	Production Plan		Loading Forecast From CS	Production Plan		Loading Forecast From CS	Production Achieved
			By Jan 15 QTY	QTY	Value	QTY	Value	Based on Original Plan	By Dec 29 Qty	QTY	Value	By Dec 29 Qty	QTY	Value	By Dec 29 Qty	QTY	Value		QTY	Value
Peak Tray	KPC
Seagate Tray & NPD	KPC
C.Tape	KM
Reel	KPC
End Cap	KPC
Others
Totals
Remarks: 1) Include all sub.qty.						Total Production Days:
Bal. Prod. Days:
Passed Days%:

Factory Shipping Schedule

Jan 06									Feb 06			Mar 06			Q4			Q3, 2006
Product	Unit	ASP USD	Sales Order Confirmed	Shipping Plan		MTD Actual		MTD Performance	Loading Forecast From CS	Shipping Plan		Loading Forecast From CS	Shipping Plan		Loading Forecast From CS	Shipping Plan		Loading Forecast From CS	Actual Shipped
			By Jan 15 QTY	QTY	Value	QTY	Value	Based on Original Plan	By Dec 29 Qty	QTY	Value	By Dec 29 Qty	QTY	Value	By Dec 29 Qty	QTY	Value		QTY	Value

Peak Tray	KPC
Seagate Tray & NPD	KPC
C.Tape	KM
Reel	KPC
End Cap	KPC
Others
Totals